UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

Annual Report of

HUNGARY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Science and Technology Attaché of Hungary

227 East 52nd Street

New York, NY 10022

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey C. Cohen

Linklaters LLP

1345 Avenue of the Americas

New York, New York 10105

Phone: (212) 903-9000

* The Registrant is filing this annual report on a voluntary basis.

(1)	In respect of each issue of securities of Hungary registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(a)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.

(2)	A statement as of the close of Hungary’s last fiscal year giving the total outstanding of:

(a)	Internal funded debt of Hungary. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

See “National Debt—Public Debt” on pages 115–118 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External funded debt of Hungary. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “National Debt—Gross External Debt” on pages 119–121 of Exhibit 99.D, which is hereby incorporated by reference herein.

External Funded Debt by Type of Currency	As of December 31, 2016
Repayable in U.S. Dollars	US$	13,711,160,000.00
Repayable in Euro	EUR	9,100,357,619.66
Repayable in Swiss Francs	CHF	13,845,294.53
Repayable in Chinese Renminbi	CNY	1,000,000,000.00
Repayable in Japanese Yen		¥25,000,000,000.00
Repayable in Pounds Sterling	GBP	500,000,000.00

(3)	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Hungary outstanding as of the close of Hungary’s last fiscal year.

See “Tables and Supplementary Information—External Funded Convertible Currency Debt of the NBH and Hungary” and “Tables and Supplementary Information—Hungary Internal Debt,” pages 129–131 of Exhibit 99.D, which are hereby incorporated by reference herein.

(4)	(a)	As to each issue of securities of Hungary which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Hungary.

Not applicable.

(2)	Total estimated amount held by the Hungarian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Hungary to reacquire such securities.

Not applicable.

(5)	A statement as of the close of Hungary’s last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of Hungary. (Total to be stated in the currency of the registrant.)

As of December 31, 2016, the internally raised floating indebtedness of Hungary totaled HUF 7,224.9 billion.

(b)	Externally funded floating indebtedness of Hungary. (Total to be stated in the respective currencies in which payable.)

As of December 31, 2016, the external floating indebtedness of Hungary totaled EUR 1.36 billion.

(6)	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of Hungary for each year of Hungary ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance—Central Government Budget—Central Government Revenues and Expenditures” pages 98–100 of Exhibit 99.D, which is hereby incorporated by reference herein.

(7)	(a)	If any foreign exchange control, not previously reported, has been established by Hungary, briefly describe the effect of any such action, not previously reported.

None. No foreign exchange control, not previously reported, was established by Hungary during the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None. No foreign exchange control, not previously reported, was discontinued or materially modified by Hungary during the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016.

(8)	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of Hungary, and of any further gold stocks held by Hungary.

See “Balance of Payments and Foreign Trade—Foreign Exchange Reserves,” pages 46–47 of Exhibit 99.D, which is hereby incorporated by reference herein.

(9)	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such statistics will suffice.

See “Balance of Payments and Foreign Trade—Foreign Trade,” pages 34–36 of Exhibit 99.D, which are hereby incorporated by reference herein.

(10)	The balance of international payments of Hungary for each year ended since the close of the latest fiscal year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments and Foreign Trade—Balance of Payments,” pages 29–33 of Exhibit 99.D, which is hereby incorporated by reference herein.

EXHIBITS

This annual report comprises:

(a)	Pages numbered 1 to 5, consecutively.

(b)	The following exhibits:

Exhibit (A) – None.

Exhibit (B) – None.

Exhibit (C) – Copy of annual budget of Hungary (in Hungarian) (P) (Rule 311).*

Exhibit (D) – Description of Hungary dated September 22, 2017, Exhibit 99.D hereto.

Exhibit 24.1 – Power of Attorney dated September 20, 2017.

(c)	Such additional Exhibits as may be filed by Hungary by amendment to this Annual Report.

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

* Previously filed.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Hungary has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Budapest, on September 22, 2017.

HUNGARY

By:	/s/ György János Barcza
Name: Mr. György János Barcza
Title: Chief Executive Officer of Government
Debt Management Agency Private
Company Limited by Shares as attorney

EXHIBIT INDEX

Exhibit	Description
24.1	Power of Attorney dated September 20, 2017.
99.C	Copy of annual budget of Hungary (in Hungarian) (P) (Rule 311).*
99.D	Description of Hungary dated September 22, 2017.

Notes:—

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.
*	Previously filed.